Exhibit 99.1

lnvestor

Relations

RESULTS FOR THE

1 5T QUARTER OF 2020

DISCLOSURE: MAY 04TH

TELECONFERENCES: MAY OSTH

ltaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) informs that it will disclose it's quarterly results on lhe lnvestor Relations ebsite on May 04th (Monday), afler the closing of the stock markets in Brazil and the United States.

We have the pleasure of inviting you to participate in our teleconferences on May 05th

(Tuesday) ai lhe times listed below:

(5.: TELECONFERENCES SCHEDULE

Portuguese

09:00 AM (EDT)

10:00 AM (Brasília time)

Click here to access the webcast

(55-11) 3181-5113 or

(55-11) 4349-6218 (in Brazil)

Click here and register in advance for the teleconference

English

10:30 AM (EDT)

11:30 AM (Brasília Time)

Click here to access the webcast

(1-844) 763-8273(toll free from USA) (1-412) 717-9223 (US global toll)

(44-20) 319-84884 (other Countries) (55-11) 3181-5113 or

(55-11) 4349-6218 (in Brazil)

Click here and register in advance for the teleconference

Access code: ltaú Unibanco

These weblinks are also be available on our lnvestor Relations website: www.itau.corn.br/investor-relalions. Please note thal broadcast is compatible with lhe lates! version of the browser and any mobile device (iOS and Android)

pgº' PRESENTATION

Candido Bracher

President and CEO

Milton Maluhy Filho

Executive Vice President, CFO and CRO

Alexsandro Broedel

Executive Director, Group Head of Finance and IR

Renato Lulia Jacob

Managing Director, Head of IR and Market lntelligence

The conference calls will also be archived in audio formal on the sarne website. To access an audio replay of lhe conference calIs, which will be available unlil May 11 th , 2020, dial (55

11) 3193-1012 or (55 11) 2820-4012. Access codes: 8193390# (call in Portuguese) and

1 735790# (call in English). On the morning of the conference calls, the slide presentations will be available for viewing and downloading. lf you have any technical issues, please contact Choruscall customer service ai suporte@ccall.com.br.

investor.relations@itau-unibanco.com.br www.itau.com.br/investor-relations